UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Concordia International Corp.
(Name of Issuer)

Limited Voting Shares
(Title of Class of Securities)

20653P102
(CUSIP Number)

Christopher Pucillo
Solus Alternative Asset Management LP
410 Park Avenue, 11th Floor
New York, NY 10022
212-284-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20653P102	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Solus Alternative Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,430,073 Limited Voting Shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 8,430,073 Limited Voting Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,430,073 Limited Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 20653P102	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Solus GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,430,073 Limited Voting Shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 8,430,073 Limited Voting Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,430,073 Limited Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 20653P102	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher Pucillo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,430,073 Limited Voting Shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 8,430,073 Limited Voting Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,430,073 Limited Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 20653P102	SCHEDULE 13D	Page 5 of 11

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the limited voting shares (the “Limited Voting Shares”) of Concordia International Corp., a corporation continued under the laws of Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 5770 Hurontario Street, Suite 310, Mississauga, Ontario, Canada, L5R 3G5.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by the following persons:

(i)	Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”);

(ii)	Solus GP LLC, a Delaware limited liability company (the “GP”); and

(iii)	Mr. Christopher Pucillo, a United States citizen (“Mr. Pucillo”).

The foregoing persons are collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Residence or business address: 410 Park Avenue, 11th Floor, New York, NY 10022.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(i)
Solus is registered as an investment advisor with the Securities and Exchange Commission (the “SEC”), which serves as the investment manager to certain investment funds and accounts advised by Solus (the “Funds”);

(ii)	the GP serves as the general partner to Solus; and

(iii)	Mr. Pucillo serves as the managing member to the GP.

The principal business address for each of the Reporting Persons is 410 Park Avenue, 11th Floor, New York, NY 10022.

(d) – (e) During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i)	Solus – Delaware;

(ii)	GP – Delaware; and

(iii)	Mr. Pucillo – United States of America.

CUSIP No. 20653P102	SCHEDULE 13D	Page 6 of 11

Item 3.	Source and Amount of Funds or Other Consideration.

On September 6, 2018, the Issuer completed a recapitalization transaction (the “Recapitalization Transaction”), implemented pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the “Plan”), pursuant to which, among other things, the Issuer’s unsecured debt in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, was exchanged for Limited Voting Shares representing in the aggregate approximately 11.96% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction. Holders of the Issuer’s then existing 7.00% unsecured notes on an aggregate basis received approximately 2.3987 Limited Voting Shares per $1,000 principal amount of 7.00% unsecured notes, holders of the Issuer’s then existing 9.50% unsecured notes on an aggregate basis received approximately 2.4403 Limited Voting Shares per $1,000 principal amount of 9.50% unsecured notes, and lenders under the unsecured equity bridge loan on an aggregate basis received approximately 2.4625 Limited Voting Shares per $1,000 principal amount of the unsecured equity bridge loan, in each case in exchange for such unsecured debt pursuant to the terms of the Plan.  In addition, early consenting holders of the Issuer’s unsecured debt received approximately 1.1977 Limited Voting Shares per $1,000 principal amount of unsecured debt in exchange for their unsecured debt pursuant to the terms of the Plan.
Pursuant to the Recapitalization Transaction, the Funds exchanged approximately $322,235,663 principal amount of unsecured debt (representing approximately 20.14% of the outstanding principal amount of unsecured debt prior to completion of the Recapitalization Transaction), comprised of approximately $107,968,000 principal amount of 7.00% unsecured notes, approximately $193,374,000 principal amount of 9.50% unsecured notes, and approximately $20,893,663 principal amount of the unsecured equity bridge loan, in consideration for the issuance of 1,167,674 Limited Voting Shares (including 385,333 additional Limited Voting Shares issued to the Funds as consideration for voting in favor of the Plan on or prior to the early consent deadline of June 12, 2018).
In connection with the Recapitalization Transaction, the Issuer raised $586.5 million pursuant to a private placement (the “Private Placement”) from certain debtholders who entered into a subscription agreement (the “Subscription Agreement”) with the Issuer as of May 1, 2018, in consideration for new Limited Voting Shares representing in the aggregate approximately 87.69% of the outstanding Limited Voting Shares of the Issuer immediately following the implementation of the Recapitalization Transaction.
As part of the Private Placement the Funds purchased, pursuant to the Subscription Agreement, 7,304,599 Limited Voting Shares for total consideration equal to $100,000,000, at the issue price of $13.69 per Limited Voting Share.  The source of the funds used to acquire such Limited Voting Shares was the working capital of the Funds.
In addition, pursuant to articles of arrangement (the “Articles”), the Issuer’s authorized capital was amended to provide for new classes of Class A Special Shares, Class B Special Shares and Class C Special Shares.
Under the Plan, the Issuer issued to the Funds 1,000 Class B Special Shares at a purchase price of $1.00 per share, representing 100% of the issued and outstanding Class B Special Shares (on the basis of 1,000 Class B Special Shares issued and outstanding on the date hereof).
References to and descriptions of the Subscription Agreement and the Articles are qualified in their entirety by reference to the actual terms of the Subscription Agreement and the Articles, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 20653P102	SCHEDULE 13D	Page 7 of 11

Item 4.	Purpose of Transaction.

The disclosure in Item 3 above is incorporated herein by reference.

The securities covered by this Schedule 13D were acquired for investment purposes.

Representatives of the Reporting Persons have communicated and may from time to time in the future communicate their views to the management, board of directors or other representatives of the Issuer with respect to the Reporting Persons’ investment in the Issuer, the Issuer’s current financial condition and liquidity position, possible strategic transactions, and the composition of the Issuer’s board of directors (the “Board”).

The Reporting Persons have exercised the rights attached to the Class B Special Shares to nominate one director to the Board based on their holdings of Limited Voting Shares. See Item 6 of this Schedule 13D for a description of such rights attached to the Class B Special Shares.

The Reporting Persons may also develop ideas or plans or make proposals with respect to, or with respect to potential changes in, the operations, management, strategy, plans or organizational documents of the Issuer, composition of the Board, utilization of significant assets of the Issuer or potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets, among other things, and may communicate such ideas, plans and proposals to the management of the Issuer, the Board or other representatives of the Issuer. The communications, ideas, plans and proposals referred to above may involve one or more of the events or matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Persons have communicated, and may from time to time communicate, consistent with applicable securities laws, with other securityholders and with creditors of the Issuer, knowledgeable industry or market participants or others with respect to the matters set forth above or engage one or more financial or other advisors to assist it in evaluating the Issuer and its prospects. The Reporting Persons may also exchange information with the Issuer and its agents and representatives pursuant to appropriate confidentiality or similar agreements. There is no assurance that the Reporting Persons will take any of the actions set forth above and, if undertaken, the Reporting Persons may modify or terminate any activities at any time.

The Reporting Persons also intend to periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s securities and indebtedness, general economic and market conditions and other investment opportunities, the Reporting Persons may: (i) acquire additional securities (including but not limited to Limited Voting Shares) or indebtedness of the Issuer; (ii) dispose of all or a portion of the securities reported herein or indebtedness of the Issuer through open market or privately negotiated transactions; or (iii) enter into hedging or other similar transactions with respect to the securities or the indebtedness of the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) – (j) of Item 4 of Schedule 13D.

CUSIP No. 20653P102	SCHEDULE 13D	Page 8 of 11

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a) – (b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Limited Voting Shares are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Limited Voting Shares as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

The aggregate percentage of Limited Voting Shares reported as beneficially owned by the Reporting Persons was calculated based on 48,913,504 Limited Voting Shares issued and outstanding as of September 11, 2018, as reported by the Issuer in its press release, dated September 11, 2018, regarding the completion of the Recapitalization Transaction, which press release was filed as Exhibit 99.1 to the Issuer’s Report on Form 6-K filed with the SEC on September 11, 2018.

Each Reporting Person may be deemed to beneficially own 8,430,073 Limited Voting Shares (representing approximately 17.2% of the Limited Voting Shares).

The Reporting Persons may be deemed to share voting power and dispositive power with each other with respect to the Limited Voting Shares held by them. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Schedule 13D, and each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13D and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Act.

(c) Except as disclosed in Item 3 of this Schedule 13D, there have been no transactions with respect to the Limited Voting Shares during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons except for the following dispositions of Limited Voting Shares by the Reporting Persons in the open market: (i) 40,100 Limited Voting Shares on September 12, 2018 at a price of C$25.08 per share (equal to $19.27 per share, based on an exchange rate of $1.00 = C$1.3014), (ii) 1,000 Limited Voting Shares on September 13, 2018 at a price of C$26.06 per share (equal to $20.05 per share, based on an exchange rate of $1.00 = C$1.2997) and (iii) 1,100 Limited Voting Shares on September 17, 2018 at a price of C$26.00 per share (equal to $19.95 per share, based on an exchange rate of $1.00 = C$1.3033).

(d) The Funds managed on a discretionary basis by the Reporting Persons have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Limited Voting Shares.

One such account, SOLA Ltd, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Limited Voting Shares.

(e) Not applicable.

CUSIP No. 20653P102	SCHEDULE 13D	Page 9 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Joint Acquisition Statement among the Reporting Persons (the “Joint Acquisition Statement”) to file this Schedule 13D jointly in accordance with Rule 13d–1(k)(1) under the Act is attached hereto as Exhibit 1.

The disclosure in Item 2, Item 3 and Item 4 is incorporated by reference herein.

As described in Item 3, pursuant to the Subscription Agreement, the Funds purchased 7,304,599 Limited Voting Shares for total consideration equal to $100,000,000, representing a purchase price of $13.69 per Limited Voting Share.  Pursuant to the terms of the Subscription Agreement, each purchaser of Limited Voting Shares under the Subscription Agreement agreed, severally and not jointly, that it will not, without the prior consent of the Issuer, sell or otherwise dispose of any of the Limited Voting Shares purchased pursuant to the Subscription Agreement until the expiration of six months after the date of implementation of the Plan, subject to certain exceptions.

Solus and certain other shareholders of the Issuer (collectively, the “Shareholder Parties”) have entered into an investor rights agreement (the “Investor Rights Agreement”) with the Issuer which provides, among other things, that: (i)  each Shareholder Party has certain tag-along rights on sales of at least 25% of the then issued and outstanding Limited Voting Shares by any Shareholder Party to an unaffiliated third party; (ii) each of Solus and GSO Capital Partners, LP possesses certain veto rights with respect to certain restricted transactions of the Issuer; (iii) the Shareholder Parties are entitled to preemptive participation rights with respect to any equity capital raises, subject to certain exceptions; (iv) each Shareholder Party (or group of Shareholder Parties acting together) holding at least 7.5% of the then issued and outstanding Limited Voting Shares of the Issuer is entitled to certain demand rights in respect of a specified number of publicly registered offerings; and (v) each Shareholder Party (or group of affiliated Shareholder Parties acting together) holding at least 5% of the then issued and outstanding Limited Voting Shares is entitled to certain piggyback rights in respect of public offerings by the Issuer or one of its shareholders, subject to certain restrictions.

Solus and certain other shareholders of the Issuer (collectively, the “Investors”) have entered into an exchange rights agreement (the “Exchange Rights Agreement”) with the Issuer, Concordia Investment Holdings (Jersey) Limited and certain participants in the Issuer’s management incentive plan (the “MIP Shareholders”) which provides, among other things, that each MIP Shareholder has certain tag-along rights on sales of at least 25% of the then issued and outstanding Limited Voting Shares by any Investor to an unaffiliated third party.

Pursuant to the terms of the Class B Special Shares (all of which are held by the Funds) included in the Articles, the holders of the Class B Special Shares are entitled to elect one director to the Board of the Issuer for so long as the holders of the Class B Special Shares beneficially own, in the aggregate, not less than 12.5% of the then issued and outstanding Limited Voting Shares. In addition to the right to elect one director under the terms of the Class B Special Shares, under the Investor Rights Agreement, the holders of the Class B Special Shares are entitled to nominate and have elected or appointed to the Board one additional director of the Issuer, if and for so long as the holders of the Class B Special Shares beneficially own, in the aggregate, 24.9% or more of the then issued and outstanding Limited Voting Shares.

Each of the descriptions of the Joint Acquisition Statement, the Subscription Agreement, the Investor Rights Agreement, the Exchange Rights Agreement and the Articles is a summary only and is qualified in its entirety by the actual terms of each of such agreement or instrument, each of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Except for the Joint Acquisition Statement, the Subscription Agreement, Investor Rights Agreement and the Exchange Rights Agreement, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

CUSIP No. 20653P102	SCHEDULE 13D	Page 10 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Acquisition Statement.

Exhibit 2:	Articles of Arrangement of the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K filed with the SEC on September 14, 2018).

Exhibit 3:	Subscription Agreement dated as of May 1, 2018 (incorporated by reference to Exhibit 99.4 to the Issuer’s Report on Form 6-K filed with the SEC on May 2, 2018).

Exhibit 4:	Investor Rights Agreement dated as of September 6, 2018 (incorporated by reference to Exhibit 99.3 to the Issuer’s Report on Form 6-K filed with the SEC on September 14, 2018).

Exhibit 5:	Exchange Rights Agreement dated September 7, 2018 (incorporated by reference to Exhibit 99.4 to the Issuer’s Report on Form 6-K filed with the SEC on September 14, 2018).

CUSIP No. 20653P102	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2018

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP